FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2010

Commission File Number: 0-16350

WPP plc

(Translation of registrant’s name into English)

6 Ely Place, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

WPP plc (the “Company”) and its subsidiaries WPP Finance (UK), WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited have previously filed a registration statement on Form F-3, File No. 333-159691 (the “Registration Statement”), for the registration of debt securities that may from time to time be offered by WPP Finance (UK) with guarantees of WPP plc, WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited and, to the extent so indicated in an applicable prospectus supplement or otherwise established following the offer and sale of a series of debt securities, guarantees of other entities. The Company is filing this report on Form 6-K for the purpose of presenting its results for the six months ended 30 June 2010 in a format that can be incorporated by reference into the Registration Statement. This report on Form 6-K is incorporated by reference into the Registration Statement for the purpose of updating the financial statements in the Registration Statement to comply with Item 8A of Form 20-F and to provide an operating and financial review for the period ended 30 June 2010.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Operating and Financial Review for the period ended 30 June 2010
2	Unaudited Condensed Consolidated Interim Financial Statements of WPP plc for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009
	(i)	Unaudited condensed consolidated interim income statement for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009
	(ii)	Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009
	(iii)	Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009
	(iv)	Unaudited condensed consolidated interim balance sheet as at 30 June 2010 and 2009 and 31 December 2009
	(v)	Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2010, 31 December 2009 and 30 June 2009
	(vi)	Notes to the unaudited condensed consolidated interim financial statements
3	Unaudited Interim Financial Statements of WPP DAS Ltd for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009
	(i)	Unaudited interim cash flow statement for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009
	(ii)	Unaudited interim balance sheet as at 30 June 2010 and 2009 and 31 December 2009
	(iii)	Unaudited interim statement of changes in equity for the six months ended 30 June 2010, 31 December 2009 and 30 June 2009
	(iv)	Notes to the unaudited interim financial statements

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP plc
(Registrant)

Date: September 30, 2010	By:	/s/ Paul Richardson
Paul Richardson
Group Finance Director

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Exhibit 1

Operating and Financial Review

for the period ended 30 June 2010

Six months ended June 2010 compared with six months ended June 2009

Certain Non GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include headline profit before interest and taxation (PBIT), headline PBIT margin (headline PBIT as a percent of revenues), headline PBIT gross margin margin (headline PBIT as percent of gross profit), constant currency, billings, net new billings, free cash flow, net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure below and on pages 3, 5 and 6. In reviewing year on year revenue growth management also uses the measure of like-for-like revenue as discussed below.

Management uses headline PBIT to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies, and it is useful in connection with discussion with the investment community. A reconciliation of this measure to profit before interest and taxation is provided in note 18 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Management reviews the Group’s businesses in constant currency (current and prior year local currency results translated into US dollars at a budget, or “constant”, foreign exchange rate) to better illustrate the underlying trends from one period to the next. Further, management reviews the Group’s businesses on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods.

WPP plc and its subsidiaries’ (“Group”) results for the six months ended 30 June 2010 reflect the recovery in the world economy, following the massive fiscal and monetary stimulus in response to the sub-prime, insurance monoline, Lehman and other elements of the crises.

Billings (billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned) were up 8.5% at £20.333 billion.

The following table reconciles reported revenue growth for June 2010 and 2009 to like-for-like revenue growth for the same periods.

	£m
June 2009 Reportable Revenue	4,288.7
Impact of exchange rate changes	34.7	0.8%
Changes in scope of consolidation	8.8	0.2%
Like-for-like growth	108.7	2.5%
June 2010 Reportable Revenue	4,440.9	3.5%

Reportable revenue was up 3.5% at £4.441 billion. Revenue on a constant currency basis, was up 2.7% compared with last year, chiefly reflecting the comparative weakness of the pound sterling against most currencies other than against the US dollar and Euro. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 2.5% in the first half. In the second quarter like-for-like revenues were up almost 5%,

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a significant escalation over flat like-for-like revenues in quarter one. This reflects increased client advertising and promotional (“A” & “P”) spending, (probably more “P” than “A”), across most of the Group’s major geographic markets and functional sectors and also easier comparatives, although clients continue to demand increased effectiveness, efficiency and liquidity.

Reported operating profit was up 71.2% to £340.2 million for the first half of 2010.

Headline PBIT (profit before finance income/costs and revaluation of financial instruments, taxation, investment gains and losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains/losses of associates) was up 33.1% (27.9% in constant currencies) to £455.3 million from £342.2 million.

Headline PBIT margins were up 2.3 margin points to 10.3% compared with 8.0% in the first half of 2009. On a like-for-like basis headline PBIT margins were up 2.2 margin points. Headline PBIT gross margin margins were up 2.5 margin points to 11.2%. Given the significance of consumer insight revenues to the Group, this is probably a more meaningful measure of comparative, competitive margin performance.

On a reported basis, the Group’s staff cost to revenue ratio, including incentives, fell by 1.7 margin points to 60.4% compared with 62.1% in the first half of 2009. On the same basis, the Group’s staff costs to revenue ratio, excluding incentives, fell by 3.1 margin points to 57.6% from 60.7%. Short and long-term incentives and the cost of share-based incentives amounted to £127.4 million or 22.8% (around maximum performance), of operating profits before bonus and taxes, compared to £59.3 million last year, or 15.5%, up £68.1 million. Headline PBIT margins, before short and long-term incentives and the cost of share-based incentives, were 13.1% up 3.7 margin points compared with 9.4% last year.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 100,008 in the first half of the year, compared to 109,504 in 2009, a decrease of 8.7%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2010 was 100,822 compared to 107,193 at 30 June 2009, a decrease of 6,371 or 5.9%. As at 30 June 2010, the number of people in the Group increased by 1,658 or 1.7% compared to the like-for-like figure at 31 December 2009, reflecting net hiring, particularly in the United States and in parts of Asia and Latin America, where like-for-like revenue growth is particularly strong.

Finance income was £39.3 million compared with £107.5 million in 2009. Finance costs (excluding the revaluation of financial instruments) were £138.4 million compared with £197.5 million in 2009. Therefore, net finance costs (excluding the revaluation of financial instruments) were £99.1 million, compared with £90.0 million in 2009, an increase of £9.1 million, reflecting higher funding costs partly offset by lower levels of average net debt.

Reported profit before tax rose by 36.0% to £243.9 million from £179.3 million. In constant currencies, reported profit before tax rose by 23.3%.

Profits attributable to equity holders of the parent rose by 39.1% to £150.8 million from £108.4 million.

Diluted reported earnings per share were up 36.4% to 12.0p and up 20.1% in constant currencies.

The Board has declared an increase of 15% in the first interim ordinary dividend of 5.97p per share. The record date for this first interim dividend is 8 October 2010, payable on 8 November 2010.

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Review of Operations

Revenue by Region

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2010:

Region	Constant Currency[1] Revenue as a % of Total Group	Reported Revenue Growth Six Months Ended 30 June 2010	Constant Currency[1] Revenue Growth Six Months Ended 30 June 2010	Like-for-like[2] Revenue Growth Six Months Ended 30 June 2010
		%	%	%
North America	35.7	4.3	5.5	5.8
United Kingdom	12.2	2.7	2.7	2.8
Western Continental Europe	26.2	-0.9	0.8	-0.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	25.9	7.5	0.9	0.7

TOTAL GROUP	100.0	3.5	2.7	2.5

[1]	Constant currency growth excludes the effects of currency movements
[2]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

As shown above, on a constant currency basis, the Group’s revenues grew at 2.7%, with like-for-like revenues up 2.5%. Geographically, as in the first five months, the United States has continued to show remarkably strong growth, with like-for-like revenues in the second quarter up well over 8% and with year to date revenues up over 6%. The United Kingdom, also improved substantially in the second quarter, with like-for-like revenues up almost 7% compared with -1% in the first quarter and 2.8% year to date. Western Continental Europe remains difficult, although even here there was marked improvement in the second quarter, with revenues up over 1%, compared with -2% in the first quarter. Germany, Italy, Norway, Sweden and Turkey, showed relatively strong growth, but France, Spain and Portugal remain tough. In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe revenues were up 3% in the second quarter compared with -2% in the first three months, driven by particularly strong growth in South East Asia, in all markets except Korea. Africa was up almost 6% in the second quarter, with the FIFA World Cup having a significant positive impact on revenues and up almost 3% in the first six months. Latin America also improved in the second quarter. In Central and Eastern Europe, revenues were down just under 1% in the first six months, with strong growth in Russia and the Czech Republic just offset by declines in Poland, Hungary and Romania.

In the first half of 2010, almost 26% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, a similar percentage to last year and against the Group’s strategic objective of one-third, in the next three to four years.

Estimated net new billings of £2.114 billion were won in the first half of the year (almost twice last year’s comparative level) and the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients and being ranked the leader in all the net new business industry tables, a trend that continued into the second half of the year. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

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Revenue by Communications Services Sector and Brand

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2010:

Communications Services Sector	Constant Currency[1] Revenue as a % of Total Group	Reported Revenue Growth Six Months Ended 30 June 2010	Constant Currency[1] Revenue Growth Six Months Ended 30 June 2010	Like-for-like[2] Revenue Growth Six Months Ended 30 June 2010
		%	%	%
Advertising, Media Investment Management	39.2	4.4	3.0	3.0
Consumer Insight	26.3	3.4	2.7	2.4
Public Relations & Public Affairs	9.4	3.4	3.2	2.0
Branding & Identity, Healthcare and Specialist Communications	25.1	2.4	2.1	1.8

TOTAL GROUP	100.0	3.5	2.7	2.5

[1]	Constant currency growth excludes the effects of currency movements
[2]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

By communications services sector, all sectors continue to show very similar like-for-like growth, as they did in the first five months, at around 2.0%, other than advertising and media investment management, which is now gaining considerable momentum, with year to date growth of 3%. In the second quarter, consumer insight and public relations and public affairs improved significantly, with growth of 5% and over 3% respectively. Growth in the Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive) in the second quarter was similar to the first quarter at just under 2%. The Group’s advertising businesses achieved a 180 degree turnaround from -4% in the first quarter to +4% in the second quarter, leaving year to date revenues up marginally. The second quarter of 2010 was the first quarterly growth in our “traditional” advertising revenues since the third quarter of 2008. Media investment management grew strongly in the second quarter, with revenues up over 10% and year to date revenues up over 7%.

In the first half, direct and digitally-related activities accounted for 28%, or $1.913 billion (an annual run rate of $4 billion) of the Group’s total revenues, which are running at the rate of well over $14 billion per annum. To give an indication of the Group’s industry leading direct, digital and interactive position, a leading Independent Research Firm recently rated three of the Group’s interactive agencies (OgilvyInteractive, VML and Wunderman) amongst seven “digital leaders”. No other competitor has more than one. The Group’s global digital agencies, Wunderman and OgilvyOne, rank as the two largest digital and interactive agencies in the world, with annual revenues of over $850 million and almost $800 million respectively.

In the first half of 2010, almost 61% of the Group’s revenues came from outside advertising and media investment management, a similar percentage to last year against the Group’s strategic objective of two-thirds, again within three to four years.

Quantitative disciplines (digital and consumer insight), now account for 50% of Group revenues, meeting the Group’s strategic objective of one-half.

Advertising and Media Investment Management

On a constant currency basis, advertising and media investment management revenues grew by 3.0%, with like-for-like revenues up 3.0% as well. Reported operating margins increased by almost 2.0 margin points to 11.8%, as the benefit of cost actions taken in 2009, took hold.

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These businesses generated estimated net new billings of £1.799 billion ($2.879 billion).

Consumer Insight

On a constant currency basis, consumer insight revenues grew by 2.7%, with like-for-like revenues up 2.4%. Reported operating margins improved by 1.1 margin points to 7.2% (gross margin margins improved 1.5 margin points to 9.8%) as the benefits of the integration of TNS custom research and Research International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities were realised.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs revenues grew by 3.2%, with like-for-like revenues up 2.0%. Reported operating margins improved 3.2 margin points to 14.8% as costs were brought in line, rising at a much slower rate than revenues.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, digital and interactive) constant currency revenues grew by 2.1%, with like-for-like revenues up 1.8%. This service sector showed a strong recovery in reported operating margins, particularly in the direct, digital and interactive and branding and identity businesses, up 3.9 margin points to 9.4%.

Cash Flow and Balance Sheet

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of our funds available for acquisition-related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

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A tabular reconciliation of free cash flow is shown below.

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(159.7)	(191.4)	818.8
Share option proceeds	9.3	0.1	4.1
Movements in working capital and provisions	555.7	481.9	102.1
Proceeds on disposals of property, plant and equipment	1.5	2.1	9.2
Less:
Purchases of property, plant and equipment	(79.9)	(113.0)	(222.9)
Purchases of other intangible assets (including capitalised computer software)	(9.9)	(16.1)	(30.4)
Dividends paid to non-controlling interest in subsidiary undertakings	(33.3)	(31.3)	(63.0)
Free cash flow	283.7	132.3	617.9

In the first half of 2010, operating profit was £340 million, depreciation, amortisation and impairment £203 million, non-cash share-based incentive charges £35 million, net interest paid £107 million, tax paid £96 million, capital expenditure £90 million and other net cash outflows £1 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £284 million. This free cash flow was absorbed by £90 million in net cash acquisition payments and investments (of which £75 million was for earnout payments and loan note redemptions, with the balance of £15 million for investments and new acquisition payments net of disposal proceeds), £28 million in share re-purchases and £127 million in dividends, (paid for the first time in the first half of this year) a total outflow of £245 million. This resulted in a net cash inflow of £39 million, before any changes in working capital.

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned. Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system.

The following table is an analysis of net debt.

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Cash and short-term deposits	1,103.6	1,098.2	1,666.7
Bank overdrafts and loans due within one year	(151.6)	(381.7)	(720.7)
Bonds and bank loans due after one year	(3,980.8)	(4,163.2)	(3,586.4)
Net debt	(3,028.8)	(3,446.7)	(2,640.4)

Average net debt in the first six months of 2010 fell by £254 million to £3.168 billion, compared to £3.422 billion in 2009, at 2010 exchange rates. On 30 June 2010 net debt was £3.029 billion, against £3.447 billion on 30 June 2009, a decrease of £418 million.

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The Board continues to examine ways of deploying its free cash flow to enhance share owner value. At the time of the TNS transaction, it was announced that, for the following two years, acquisitions would be limited up to £100 million per annum, the Group’s share buy-back programme would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt.

In the first half of 2010, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in Poland, Israel, Brazil, and Colombia; in public relations and public affairs in Germany and Poland; in direct, digital and interactive in the United States, the United Kingdom, Germany and Brazil.

The Company continues to focus on examining the relative merits of dividends and share buy-backs and following the strong first half results has re-instituted an increase in dividend with a 15% hike in the first interim dividend, the upper limit committed to at the time of the TNS acquisition, to 5.97p per share. In the first half, 4.5 million shares were purchased at a cost of £28.6 million and an average price of £6.42 per share.

Including associates, the Group currently employs over 141,000 full-time people in almost 2,400 offices in 107 countries. It services over 300 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 61 of the NASDAQ 100, 31 of the Fortune e-50 and 615 national or multi-national clients in three or more disciplines. 402 clients are served in four disciplines and these clients account for over 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with 301 clients in six or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

The first seven months of 2010 certainly saw a significant recovery in revenue growth and profitability, with sequential monthly improvement in like-for-like revenue growth, with a minor rate fall in June and with July showing the strongest growth of all, up almost 7%. By the end of July, year to date like-for-like revenue growth was up 3.1%. Mild expansion has replaced fear and stabilisation. The expected LUV recovery, L-shaped in Western Europe, U-shaped in the United States and V-shaped in the BRICs and Next 11, is now more LVV-shaped (LuVVy-shaped?), with the United States, in particular recovering much more strongly than anticipated. In our 25 years of existence, we cannot remember a more speedy recovery or turnaround of a region – from almost -6% in like-for-like revenue growth in the fourth quarter of 2009, to almost +4% in the first quarter of 2010 and +8% in the second quarter and at a similar level in July. Traditional advertising has also recovered sharply, advertising and media investment management moving from almost -10%, to almost -1% and to almost +6% in the same quarters and up even further to over 9% in July. This certainly reflects America and traditional media biting back. In the first half of 2010 headline PBIT increased by a third to £455 million and headline PBIT margins, pre-incentives, improved by 3.7 margin points, reflecting the significant benefit of both the improving revenue trend and cost actions, particularly those taken in the second half of 2009. Bonus pools have largely been refilled, with the increase in incentives accounting for 1.4 margin points, with reported margins, after incentives, up 2.3 margin points.

The return to top-line growth came earlier than others expected in 2010. As we originally thought as far back as this time last year, growth did come in the second quarter. During the first six months of this year revenues have been running consistently above budget, by about 3%. Our first quarter revised annual forecasts indicated full year like-for-like growth of around 2%. In the second quarter, revenues came in around 1.5% ahead of even those

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forecasts and our second quarter revised annual forecasts indicate full year like-for-like revenues even ahead of seven months year to date growth of 3.1% and ahead of current market consensus forecasts of around 2.5%. However, we are also seeing further projected increases in headcount and associated staff and discretionary costs and we need to remain focused on ensuring these are controlled as we approach 2011 and three year plans and budgets. Our full year margins should improve in line with, if not better than, the Group’s margin target of 1.0 margin point improvement. As expected, the first half of 2010 was much better than the first half of 2009, both in terms of profitability and margins (so they should have been given the weak comparatives). The second half should also improve, but will be more difficult because of tougher comparatives in the second half of last year, when post-Lehman cost reductions ensured that our like-for-like headline PBIT margins were the same as in the second half of 2008.

Whilst the underlying current environment is better than anticipated, clients are pretty unanimously uncertain about future prospects. As indicated by us at the Allen & Company Sun Valley Media Conference some months ago, “the poison in the system is the uncertainty”.

As also mentioned in the AGM statement a couple of months ago, we have to continue to be cautious for two principal reasons - there are still volatile fears of Eurozone fiscal contagion from Greece, Portugal, Spain and Ireland to other parts of Europe; fears of the impact of the UK Government’s new austerity programmes; fears of the effects of similar austerity programmes in France and Italy; and fears of the withdrawal of fiscal stimulus in Germany, reinforced by that country’s strong recent GNP quarterly performance and exports. Perhaps, most important of all, fears for US growth later this year, as comparatives get more difficult and next year as the Bush tax cuts end, together with fears of any withdrawal of the US fiscal stimulus to reduce the deficit as taxes rise on corporate profits. There is also concern about the Obama administration’s attitude to business, particularly as profits, as a proportion of GNP, are virtually at an all time high and the United States corporation tax yield is low, particularly at a time when all sectors of society are being asked to make a sacrifice.

Whilst politicians, journalists, economists, analysts and investors argue about double-dips, inflation or deflation, the most likely scenario is a slow growth “slog”, particularly in the mature geographical markets and traditional media markets, perhaps with inflation and higher interest rates in the long-term. In some senses, the recovery will not be over for a long time. The world, as Jeffrey Immelt, Chairman and CEO of General Electric pretty much first said, has reset or reached a new normal, although worldwide GDP growth is forecast at 4.5% this year, with communications services expenditure growth at a similar level, stimulated by the Vancouver Winter Olympics, the FIFA World Cup in South Africa, the Commonwealth Games in India, the Asian Games in Guangzhou, The World Expo in Shanghai and the United States mid-term Congressional elections. To use a UK football analogy - there is the Premier League consisting of the BRICs and Next 11, digital media and consumer insight; the Championship consisting of the United States and television, both big and resourceful, never to be under-estimated; and, finally, Division I – Western Europe and traditional print media with legacy methods of production, social mobility costs and healthcare and pension liabilities. The world is growing at least three different speeds. Even Europe, it can be said, is growing at different speeds – Germany and Eastern Europe growing faster than Western Europe.

Plans, budgets and forecasts will, therefore, be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins have recovered in important parts of the business. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to the historic high of around 7% of revenues and continue to position the Group well, if concerns for 2011 materialise.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment

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management, healthcare, corporate social responsibility, government, new technologies, new markets, retailing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. Increasing co-operation, although more difficult to achieve in a multi-branded company, which has grown by acquisition, than in an organically grown uni-branded one, remains a priority.

As the world stabilises and probably avoids a “double-dip” at least, the Group continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15%; improving headline PBIT margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The Group’s performance this year at the Cannes Advertising Festival was particularly pleasing – second as a Group, as the previous year, but with the gap to first place narrowing to a very small margin.

As the impact of the sub-prime, insurance monoline, Bear Stearns and Lehman crises abate and relative performance becomes easier, the Group’s strategic focus on new markets, new media and consumer insight will become even more important. Clients will be increasingly looking for growth, advice and resources in the BRICS and Next 11, in digital communications and in understanding consumer motivations.

9

Exhibit 2

WPP plc

Unaudited condensed consolidated interim income statement

for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009

	Notes	Six months ended 30 June 2010		Six months ended 30 June 2009		Year ended 31 December 2009
		£m		£m		£m

Revenue	6	4,440.9		4,288.7		8,684.3
Direct costs		(361.0)		(333.6)		(703.6)
Gross profit		4,079.9		3,955.1		7,980.7
Operating costs	4	(3,739.7)		(3,756.4)		(7,219.0)
Operating profit		340.2		198.7		761.7
Share of results of associates	4	22.3		19.8		57.0
Profit before interest and taxation		362.5		218.5		818.7
Finance income	5	39.3		107.5		150.4
Finance costs	5	(138.4)		(197.5)		(355.4)
Revaluation of financial instruments	5	(19.5)		50.8		48.9
Profit before taxation		243.9		179.3		662.6
Taxation	7	(61.3)		(41.0)		(155.7)
Profit for the period		182.6		138.3		506.9

Attributable to:
Equity holders of the parent		150.8		108.4		437.7
Non-controlling interests		31.8		29.9		69.2
		182.6		138.3		506.9

Earnings per share
Basic earnings per ordinary share	9	12.3	p	8.9	p	35.9	p
Diluted earnings per ordinary share	9	12.0	p	8.8	p	35.3	p

Notes

The accompanying notes form an integral part of this income statement.

WPP plc

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Profit for the period	182.6	138.3	506.9
Exchange adjustments on foreign currency net investments	113.5	(852.9)	(155.6)
Loss on revaluation of available for sale investments	(17.3)	(17.8)	(13.5)
Actuarial loss on defined benefit pension schemes	—	—	(7.2)
Deferred tax charge on defined benefit pension schemes	—	—	(4.4)
Other comprehensive income relating to the period	96.2	(870.7)	(180.7)
Total comprehensive income/(loss) relating to the period	278.8	(732.4)	326.2

Attributable to:
Equity holders of the parent	239.7	(743.0)	270.4
Non-controlling interests	39.1	10.6	55.8
	278.8	(732.4)	326.2

Notes

The accompanying notes form an integral part of this statement of comprehensive income.

WPP plc

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009

	Notes	Six months ended 30 June 2010	Six months ended 30 June 2009[1]	Year ended 31 December 2009[1]
		£m	£m	£m
Net cash (outflow)/inflow from operating activities	10	(159.7)	(191.4)	818.8
Investing activities
Acquisitions and disposals	10	(77.5)	(77.3)	(118.4)
Purchases of property, plant and equipment		(79.9)	(113.0)	(222.9)
Purchases of other intangible assets (incl. capitalised computer software)		(9.9)	(16.1)	(30.4)
Proceeds on disposal of property, plant and equipment		1.5	2.1	9.2
Net cash outflow from investing activities		(165.8)	(204.3)	(362.5)
Financing activities
Share option proceeds		9.3	0.1	4.1
Cash consideration for non-controlling interests	10	(12.4)	(15.7)	(26.4)
Share repurchases and buybacks	10	(28.6)	(9.5)	(9.5)
Net increase/(decrease) in borrowings	10	432.0	107.7	(426.3)
Financing and share issue costs		(1.1)	(27.8)	(18.8)
Equity dividends paid		(126.6)	—	(189.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(33.3)	(31.3)	(63.0)
Net cash inflow/(outflow) from financing activities		239.3	23.5	(729.7)
Net decrease in cash and cash equivalents		(86.2)	(372.2)	(273.4)
Translation differences		92.2	(228.0)	(98.7)
Cash and cash equivalents at beginning of period		946.0	1,318.1	1,318.1
Cash and cash equivalents at end of period	10	952.0	717.9	946.0

Notes

The accompanying notes form an integral part of this cash flow statement.

[1]	2009 comparatives have been restated to include cash consideration for non-controlling interests in financing activities rather than investing activities.

WPP plc

Unaudited condensed consolidated interim balance sheet

as at 30 June 2010 and 2009 and 31 December 2009

	Notes	30 June 2010	30 June 2009	31 December 2009
		£m	£m	£m
Non-current assets
Intangible assets:
Goodwill	11	8,940.7	8,371.6	8,697.5
Other	12	1,950.5	2,007.9	2,000.7
Property, plant and equipment		691.1	643.6	680.5
Interests in associates		763.9	656.2	729.3
Other investments		262.6	273.4	294.6
Deferred tax assets		67.5	65.6	67.5
Trade and other receivables	13	295.8	247.4	286.1
		12,972.1	12,265.7	12,756.2
Current assets
Inventory and work in progress		435.4	346.5	306.7
Corporate income tax recoverable		74.1	63.1	73.0
Trade and other receivables	13	8,210.3	6,662.6	7,548.9
Cash and short-term deposits		1,103.6	1,098.2	1,666.7
		9,823.4	8,170.4	9,595.3
Current liabilities
Trade and other payables	14	(10,178.9)	(8,499.2)	(9,774.0)
Corporate income tax payable		(66.4)	(54.4)	(71.6)
Bank overdrafts and loans		(151.6)	(381.7)	(720.7)
		(10,396.9)	(8,935.3)	(10,566.3)
Net current liabilities		(573.5)	(764.9)	(971.0)
Total assets less current liabilities		12,398.6	11,500.8	11,785.2

Non-current liabilities
Bonds and bank loans		(3,980.8)	(4,163.2)	(3,586.4)
Trade and other payables	15	(487.8)	(453.4)	(423.3)
Corporate income tax payable		(497.9)	(471.0)	(485.5)
Deferred tax liabilities		(791.1)	(817.0)	(809.6)
Provision for post-employment benefits		(258.1)	(245.0)	(251.8)
Provisions for liabilities and charges		(171.2)	(133.6)	(152.9)
		(6,186.9)	(6,283.2)	(5,709.5)
Net assets		6,211.7	5,217.6	6,075.7

Equity
Called-up share capital		125.8	125.5	125.6
Share premium account		21.7	8.8	12.6
Shares to be issued		3.9	6.8	5.5
Other reserves		(3,949.0)	(4,735.3)	(4,044.9)
Own shares		(145.5)	(170.2)	(154.0)
Retained earnings		9,965.3	9,811.5	9,949.2
Equity share owners’ funds		6,022.2	5,047.1	5,894.0
Non-controlling interests		189.5	170.5	181.7
Total equity		6,211.7	5,217.6	6,075.7

Notes

The accompanying notes form an integral part of this balance sheet.

WPP plc

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2010, 31 December 2009 and 30 June 2009

	Ordinary share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2009	125.5	8.6	8.7	(3,888.3)	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	—	0.2	(0.4)	0.1	—	0.1	—	—	—
Exchange adjustments on foreign currency net investments	—	—	—	(833.6)	—	—	(833.6)	(19.3)	(852.9)
Net profit for the period	—	—	—	—	—	108.4	108.4	29.9	138.3
Dividends paid	—	—	—	—	—	—	—	(31.3)	(31.3)
Non-cash share-based incentive plans (including stock options)	—	—	—	—	—	31.1	31.1	—	31.1
Treasury shares additions	—	—	—	—	(9.5)	—	(9.5)	—	(9.5)
Transfer from goodwill	—	—	(1.5)	—	—	—	(1.5)	—	(1.5)
Net movement in own shares held by ESOP Trusts	—	—	—	—	29.1	(29.1)	—	—	—
Loss on revaluation of available for sale investments	—	—	—	(17.8)	—	—	(17.8)	—	(17.8)
Equity component of convertible bonds (net of deferred tax)	—	—	—	44.5	—	—	44.5	—	44.5
Recognition/remeasurement of financial instruments	—	—	—	(40.2)	—	3.5	(36.7)	—	(36.7)
Acquisition of subsidiaries	—	—	—	—	—	—	—	(6.4)	(6.4)
Balance at 30 June 2009	125.5	8.8	6.8	(4,735.3)	(170.2)	9,811.5	5,047.1	170.5	5,217.6
Ordinary shares issued	0.1	3.8	(1.3)	0.7	—	0.2	3.5	—	3.5
Exchange adjustments on foreign currency net investments	—	—	—	691.4	—	—	691.4	5.9	697.3
Net profit for the period	—	—	—	—	—	329.3	329.3	39.3	368.6
Dividends paid	—	—	—	—	—	(189.8)	(189.8)	(31.7)	(221.5)
Non-cash share-based incentive plans (including stock options)	—	—	—	—	—	23.8	23.8	—	23.8
Net movement in own shares held by ESOP Trusts	—	—	—	—	16.2	(16.2)	—	—	—
Actuarial loss on defined benefit schemes	—	—	—	—	—	(7.2)	(7.2)	—	(7.2)
Deferred tax on defined benefit pension schemes	—	—	—	—	—	(4.4)	(4.4)	—	(4.4)
Gain on revaluation of available for sale investments	—	—	—	4.3	—	—	4.3	—	4.3
Equity component of convertible bonds (net of deferred tax)	—	—	—	(9.8)	—	—	(9.8)	—	(9.8)
Recognition/remeasurement of financial instruments	—	—	—	3.8	—	2.0	5.8	—	5.8
Acquisition of subsidiaries	—	—	—	—	—	—	—	(2.3)	(2.3)
Balance at 31 December 2009	125.6	12.6	5.5	(4,044.9)	(154.0)	9,949.2	5,894.0	181.7	6,075.7
Ordinary shares issued	0.2	9.1	(1.6)	0.6	—	0.8	9.1	—	9.1
Exchange adjustments on foreign currency net investments	—	—	—	106.2	—	—	106.2	7.3	113.5
Net profit for the period	—	—	—	—	—	150.8	150.8	31.8	182.6
Dividends paid	—	—	—	—	—	(126.6)	(126.6)	(33.3)	(159.9)
Non-cash share-based incentive plans (including stock options)	—	—	—	—	—	34.7	34.7	—	34.7
Treasury shares allocations	—	—	—	—	1.0	(1.0)	—	—	—
Net movement in own shares held by ESOP Trusts	—	—	—	—	7.5	(36.1)	(28.6)	—	(28.6)
Loss on revaluation of available for sale investments	—	—	—	(17.3)	—	—	(17.3)	—	(17.3)
Recognition/remeasurement of financial instruments	—	—	—	6.4	—	1.8	8.2	—	8.2
Acquisition of subsidiaries	—	—	—	—	—	(8.3)	(8.3)	2.0	(6.3)
Balance at 30 June 2010	125.8	21.7	3.9	(3,949.0)	(145.5)	9,965.3	6,022.2	189.5	6,211.7

Notes

The accompanying notes form an integral part of this statement of changes in equity.

Total comprehensive income relating to the period ended 30 June 2010 was £278.8 million (period ended 30 June 2009: loss of £732.4 million; year ended 31 December 2009: £326.2 million).

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of WPP plc and its subsidiaries (the “Group”) which were set out on pages F-2 to F-8 of the 2009 Annual Report on Form 20-F. No changes have been made to the Group’s accounting policies in the period to 30 June 2010 other than the adoption of IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements.

The main impact of these revised standards on the unaudited condensed consolidated interim financial statements for the period ended 30 June 2010 was as follows:

•

In the period to 30 June 2010, acquisition-related costs have been recognised as an operating cost in the income statement whereas previously they were capitalised. Prior periods have not been restated as this change in accounting is required to be applied prospectively from 1 January 2010;

•	The term “minority interest” has been changed to “non-controlling interest”;

•

Equity interests held prior to control being obtained are re-measured to fair value at the acquisition date, with any resulting gain or loss recognised in the income statement. The Group excludes such gains or losses from headline profits;

•

Changes in ownership interest in a subsidiary that does not result in a change of control are treated as transactions among equity holders and are reported within equity shareowners’ funds. No gain or loss is recognised on such transactions and goodwill is not re-measured; and

•

Cash consideration for non-controlling interests is classified as a financing activity rather than an investing activity in the cash flow statement. Prior periods have been restated accordingly as this change in disclosure is required to be applied retrospectively.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2010 and 30 June 2009 do not constitute statutory accounts. The financial information for the year ended 31 December 2009 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2009 have been delivered to the Jersey Registrar of Companies and received an unqualified auditors’ report.

The announcement of the interim results was approved by the board of directors on 24 August 2010.

3.	Currency conversion

The reporting currency of the Group is the pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The 2010 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.5257 to the pound (period ended 30 June 2009: US$1.4933; year ended 31 December 2009: US$1.5667) and €1.1505 to the pound (period ended 30 June 2009: €1.1195; year ended 31 December 2009: €1.1233). The unaudited condensed consolidated interim balance sheet as at 30 June 2010

Notes to the unaudited condensed consolidated interim financial statements (continued)

3.	Currency conversion (continued)

has been prepared using the exchange rates on that day of US$1.4963 to the pound (30 June 2009: US$1.6463; 31 December 2009: US$1.6148) and €1.2206 to the pound (30 June 2009: €1.1720; 31 December 2009: €1.1269).

4.	Operating costs and share of results of associates

Operating costs include:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Amortisation and impairment of acquired intangible assets	87.0	88.1	172.6
Goodwill impairment	10.0	40.0	44.3
Gains on disposal of investments	(6.8)	(8.4)	(31.1)
Investment write-downs	2.2	4.3	11.1
Staff costs	2,684.1	2,662.5	5,117.0
Other operating costs	963.2	969.9	1,905.1
	3,739.7	3,756.4	7,219.0

The goodwill impairment charge of £10.0 million (30 June 2009: £40.0 million of which £22.2 million related to associates) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. The directors will reassess the need for any further impairment write-downs at year end.

Share of results of associates include:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Share of profit before interest and taxation	38.7	30.5	86.3
Share of exceptional (losses)/gains	(0.4)	0.3	(1.6)
Share of interest and non-controlling interests	(1.3)	(0.4)	(0.7)
Share of taxation	(14.7)	(10.6)	(27.0)
	22.3	19.8	57.0

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Finance income and finance costs

Finance income includes:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Expected return on pension scheme assets	15.5	15.4	28.7
Income from available for sale investments	5.7	5.0	10.2
Interest income	18.1	87.1	111.5
	39.3	107.5	150.4

Finance costs include:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Interest on pension scheme liabilities	23.0	23.4	46.1
Interest on other long-term employee benefits	0.7	0.6	1.3
Interest payable and similar charges	114.7	173.5	308.0
	138.4	197.5	355.4

Revaluation of financial instruments include:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Movements in fair value of treasury instruments	0.3	14.4	8.4
Revaluations of put options over non-controlling interests	(19.8)	11.2	15.3
Gains on termination of hedge accounting on repayment of TNS debt	—	25.2	25.2
	(19.5)	50.8	48.9

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	Six months ended 30 June 2010	Six months ended 30 June 2009[1]	Year ended 31 December 2009[1]
	£m	£m	£m
Revenue
Advertising and Media Investment Management	1,746.2	1,672.7	3,420.5
Consumer Insight	1,162.5	1,123.8	2,297.1
Public Relations & Public Affairs	417.0	403.4	795.7
Branding & Identity, Healthcare and Specialist Communications	1,115.2	1,088.8	2,171.0
	4,440.9	4,288.7	8,684.3

Headline PBIT[2]
Advertising and Media Investment Management	205.6	167.2	472.8
Consumer Insight	83.7	68.6	196.9
Public Relations & Public Affairs	61.6	46.6	122.1
Branding & Identity, Healthcare and Specialist Communications	104.4	59.8	225.4
	455.3	342.2	1,017.2

	%	%	%
Headline PBIT margin
Advertising and Media Investment Management	11.8	10.0	13.8
Consumer Insight	7.2	6.1	8.6
Public Relations & Public Affairs	14.8	11.6	15.3
Branding & Identity, Healthcare and Specialist Communications	9.4	5.5	10.4
	10.3	8.0	11.7

Total assets
Advertising and Media Investment Management	11,098.4	9,805.2	10,539.1
Consumer Insight	3,814.1	3,528.0	3,714.6
Public Relations & Public Affairs	1,711.6	1,526.6	1,579.7
Branding & Identity, Healthcare and Specialist Communications	4,926.2	4,349.4	4,710.9
Segment assets	21,550.3	19,209.2	20,544.3
Unallocated corporate assets[3]	1,245.2	1,226.9	1,807.2
	22,795.5	20,436.1	22,351.5

Notes

[1]

2009 comparatives have been restated to reflect the transfer of certain revenues of RMG from Branding & Identity, Healthcare and Specialist Communications to Advertising and Media Investment Management. PBIT and asset comparatives have not been restated as the impact was insignificant.

[2]

A reconciliation from reported profit before interest and taxation (PBIT) to headline PBIT is provided in note 18. PBIT is reconciled to reported profit before taxation (PBT) in the consolidated income statement.

[3]	Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short-term deposits.

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Revenue
United Kingdom	523.1	509.3	1,029.0
North America[2]	1,608.4	1,542.2	3,010.0
Western Continental Europe[3]	1,120.9	1,131.3	2,327.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,188.5	1,105.9	2,317.5
	4,440.9	4,288.7	8,684.3

Headline PBIT[1]
United Kingdom	57.7	50.1	131.5
North America[2]	195.7	148.0	397.9
Western Continental Europe[3]	85.1	61.1	193.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	116.8	83.0	294.4
	455.3	342.2	1,017.2

	%	%	%
Headline PBIT margin
United Kingdom	11.0	9.8	12.8
North America[2]	12.2	9.6	13.2
Western Continental Europe[3]	7.6	5.4	8.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	9.8	7.5	12.7
	10.3	8.0	11.7

Notes

[1]

A reconciliation from reported profit before interest and taxation (PBIT) to headline PBIT is provided in note 18. PBIT is reconciled to reported profit before taxation (PBT) in the consolidated income statement.

[2]

North America includes the US with revenue of £1,511.0 million (period ended 30 June 2009: £1,454.6 million; year ended 31 December 2009: £2,835.8 million) and headline PBIT of £181.9 million (period ended 30 June 2009: £137.5 million; year ended 31 December 2009: £370.9 million).

[3]

Western Continental Europe includes Ireland with revenue of £18.2 million (period ended 30 June 2009: £21.4 million; year ended 31 December 2009: £43.4 million) and headline PBIT of £0.5 million (period ended 30 June 2009: £1.2 million; year ended 31 December 2009: £3.9 million).

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Taxation

The Group tax rate on profit before taxation was 25.1% (30 June 2009: 22.9% and 31 December 2009: 23.5%).

The tax charge comprises:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m

Current tax
Current year	88.3	56.2	209.8
Prior years	(2.5)	5.7	(1.7)
Total current tax	85.8	61.9	208.1
Deferred tax
(Credit)/charge for the year	(0.6)	0.6	(15.1)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(23.9)	(21.5)	(37.3)
Total deferred tax	(24.5)	(20.9)	(52.4)
Tax charge	61.3	41.0	155.7

8.	Ordinary dividends

The Board has recommended a first interim dividend of 5.97p (2009: 5.19p) per ordinary share. This is expected to be paid on 8 November 2010 to share owners on the register at 8 October 2010.

The Board recommended a second interim dividend of 10.28p per ordinary share in respect of 2009. This was paid on 1 April 2010.

9.	Earnings per share

Basic EPS

The calculation of basic reported EPS is as follows:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
Reported earnings[1] (£m)	150.8	108.4	437.7
Average shares used in basic EPS calculation (m)	1,222.9	1,220.9	1,218.7
Reported EPS	12.3p	8.9p	35.9p
[1]	Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

9.	Earnings per share (continued)

Diluted EPS

The calculation of diluted reported EPS is set out below:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
Diluted reported earnings (£m)	150.8	108.4	437.7
Average shares used in diluted EPS calculation (m)	1,254.1	1,235.6	1,238.2
Diluted reported EPS	12.0p	8.8p	35.3p

Diluted EPS has been calculated based on the reported earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. For the six months ended 30 June 2010, these convertible bonds were accretive to earnings and therefore excluded from the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	m	m	m
Average shares used in basic EPS calculation	1,222.9	1,220.9	1,218.7
Dilutive share options outstanding	6.8	1.6	2.1
Other potentially issuable shares	24.4	13.1	17.4
Shares used in diluted EPS calculation	1,254.1	1,235.6	1,238.2

At 30 June 2010 there were 1,258,183,857 ordinary shares in issue.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 3:

Net cash (outflow)/inflow from operating activities:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Profit for the period	182.6	138.3	506.9
Taxation	61.3	41.0	155.7
Revaluation of financial instruments	19.5	(50.8)	(48.9)
Finance costs	138.4	197.5	355.4
Finance income	(39.3)	(107.5)	(150.4)
Share of results of associates	(22.3)	(19.8)	(57.0)
Non-cash share-based incentive plans (including share options)	34.7	31.1	54.9
Depreciation of property, plant and equipment	93.0	97.3	195.3
Goodwill impairment	10.0	40.0	44.3
Amortisation and impairment of acquired intangible assets	87.0	88.1	172.6
Amortisation of other intangible assets	12.5	16.2	30.5
Gains on disposal of investments	(6.8)	(8.4)	(31.1)
Investment write-downs	2.2	4.3	11.1
Losses on sale of property, plant and equipment	0.3	0.1	0.4
Movements in working capital and provisions[1]	(555.7)	(481.9)	(102.1)
Corporation and overseas tax paid	(95.7)	(94.9)	(216.6)
Interest and similar charges paid	(134.1)	(200.7)	(248.7)
Interest received	27.1	96.2	99.6
Investment income	1.0	0.4	1.4
Dividends from associates	24.6	22.1	45.5
	(159.7)	(191.4)	818.8
[1]

The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Acquisitions and disposals:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Initial cash consideration	(5.3)	(12.4)	(35.4)
Cash and cash equivalents acquired (net)	0.4	0.9	1.3
Earnout payments	(71.2)	(37.8)	(81.5)
Loan note redemptions	(4.0)	—	—
Purchase of other investments (including associates)	(11.4)	(36.7)	(53.3)
Proceeds on disposal of investments	14.0	8.7	50.5
Acquisitions and disposals	(77.5)	(77.3)	(118.4)
Cash consideration for non-controlling interests	(12.4)	(15.7)	(26.4)
Net acquisition payments and investments	(89.9)	(93.0)	(144.8)

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Purchase of own shares by ESOP trust	(28.6)	—	—
Shares purchased into treasury	—	(9.5)	(9.5)
	(28.6)	(9.5)	(9.5)

Net increase in borrowings:
	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Increase/(decrease) in drawings on bank loans	432.0	(534.0)	(1,068.0)
Proceeds from issue of £450 million 5.75% convertible bonds due May 2014	—	450.0	450.0
Proceeds from issue of $600 million 8.0% bonds due September 2014	—	367.4	367.4
Repayment of TNS debt	—	(175.7)	(175.7)
	432.0	107.7	(426.3)

Cash and cash equivalents:
	As at 30 June 2010	As at 30 June 2009	As at 31 December 2009
	£m	£m	£m
Cash at bank and in hand	1,005.8	1,026.9	1,570.5
Short-term bank deposits	97.8	71.3	96.2
Overdrafts[1]	(151.6)	(380.3)	(720.7)
	952.0	717.9	946.0
1	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

11.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £243.2 million (30 June 2009: decrease of £721.6 million) in the period. This movement includes both additional goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by £14.6 million (30 June 2009: decrease of £34.1 million) in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £232.6 million (period ended 30 June 2009: £280.2 million; year ended 31 December 2009: £262.2 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Goodwill and acquisitions (continued)

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2010 and the date the interim financial statements have been approved.

12.	Other intangible assets

The following are included in other intangibles:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Brands with an indefinite useful life	1,056.1	974.9	1,013.2
Acquired intangibles	833.7	967.7	920.7
Other (including capitalised computer software)	60.7	65.3	66.8
	1,950.5	2,007.9	2,000.7

13.	Trade and other receivables

Amounts falling due within one year:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Trade receivables	5,553.2	4,527.3	5,301.1
VAT and sales taxes recoverable	76.9	70.3	81.6
Other debtors	746.6	620.3	738.5
Prepayments and accrued income	1,833.6	1,444.7	1,427.7
	8,210.3	6,662.6	7,548.9

Amounts falling due after more than one year:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Other debtors	102.8	85.9	97.5
Fair value of derivatives	187.8	154.8	182.8
Prepayments and accrued income	5.2	6.7	5.8
	295.8	247.4	286.1

Notes to the unaudited condensed consolidated interim financial statements (continued)

14.	Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Trade payables	6,696.3	5,628.1	6,432.7
Deferred income	919.4	706.3	910.9
Payments due to vendors	123.1	115.9	121.6
Liabilities in respect of put option agreements with vendors	134.5	103.5	108.3
Other creditors and accruals	2,305.6	1,945.4	2,200.5
	10,178.9	8,499.2	9,774.0

15.	Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Payments due to vendors	109.5	164.3	140.6
Liabilities in respect of put option agreements with vendors	42.4	64.1	59.9
Fair value of derivatives	174.5	68.7	82.9
Other creditors and accruals	161.4	156.3	139.9
	487.8	453.4	423.3

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Within one year	123.1	115.9	121.6
Between 1 and 2 years	82.5	85.1	93.6
Between 2 and 3 years	17.9	57.1	39.5
Between 3 and 4 years	4.8	19.6	5.1
Between 4 and 5 years	1.8	2.0	2.4
Over 5 years	2.5	0.5	—
	232.6	280.2	262.2

The Group does not consider there to be any material contingent liabilities as at 30 June 2010.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Issued share capital - movement in the period

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
Number of equity ordinary shares	m	m	m
At the beginning of the period	1,256.5	1,255.3	1,255.3
Exercise of share options	1.7	0.1	1.2
At the end of the period	1,258.2	1,255.4	1,256.5

17.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

18.	Reconciliation of profit before interest and taxation to headline PBIT

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Profit before interest and taxation	362.5	218.5	818.7
Amortisation and impairment of acquired intangible assets	87.0	88.1	172.6
Goodwill impairment	10.0	40.0	44.3
Gains on disposal of investments	(6.8)	(8.4)	(31.1)
Investment write-downs	2.2	4.3	11.1
Share of exceptional losses/(gains) of associates	0.4	(0.3)	1.6
Headline PBIT	455.3	342.2	1,017.2
Headline PBIT margin (as a percentage of revenue)	10.3%	8.0%	11.7%
Headline PBIT gross margin margin (as a percentage of gross profit)	11.2%	8.7%	12.7%

19.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Going concern and liquidity risk (continued)

At 30 June 2010, the Group had access to £4.9 billion of committed funding with maturity dates spread over the years 2010 to 2020 as illustrated below.

	Maturity by year
		2010	2011	2012	2013	2014	2015	2016	2017+
	£m	£m	£m	£m	£m	£m	£m	£m	£m
£ bonds £200m (6.375% ‘20)	200.0								200.0
£ bonds £400m (6.0% ‘17)	400.0								400.0
Eurobonds €750m (6.625% ‘16)	614.5							614.5
Eurobonds €500m (5.25% ‘15)	409.6						409.6
£450m convertible bonds (5.75% ‘14)	450.0					450.0
US bond $650m (5.875% ‘14)	434.4					434.4
US bond $600m (8.0% ‘14)	401.0					401.0
Eurobonds €600m (4.375% ‘13)	491.6				491.6
Bank revolver $1,600m	1,069.3			1,069.3
TNS acquisition revolver £400m*	400.0	200.0	200.0
TNS private placements $55m	36.8			20.0		16.8
Total committed facilities available	4,907.2	200.0	200.0	1,089.3	491.6	1,302.2	409.6	614.5	600.0
Drawn down facilities at 30 June 2010	3,929.7	—	—	511.8	491.6	1,302.2	409.6	614.5	600.0
Undrawn committed credit facilities	977.5

Drawn down facilities at 30 June 2010	3,929.7
Net cash at 30 June 2010	(952.0)
Other adjustments	51.1
Net debt at 30 June 2010	3,028.8

*	Facility reduced to £200m on 9 July 2010

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2009 Annual Report on Form 20-F and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information

WPP Finance (UK) is the issuer of $650 million of 5.875% bonds due June 2014, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, and Young & Rubicam Brands US Holdings as subsidiary guarantors, previously registered under the Securities Act of 1933. A Form 15 giving notice of termination of registration was filed with the SEC in relation to this security on 2 August 2006. In addition, during June 2009 WPP Finance (UK) issued $600 million of 8% bonds due September 2014, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as subsidiary guarantors.

The issuer and guarantors of the bonds are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, condensed consolidating financial information containing financial information for WPP Finance (UK) and the guarantors is presented beginning on page 20.

Although the $600 million bonds do not have the identical subsidiary guarantor structure as the $650 million bonds, the exclusion of the financial information of Young & Rubicam Brands US Holdings has no financial impact on the columns presented in the condensed consolidating financial information for the year ended 31 December 2009 and six months ended 30 June 2010 and 2009, as it is an indirect wholly owned subsidiary of WPP Air 1 Limited with no operations or cash flows of its own and its sole assets are its interests in certain operating subsidiaries.

In the event that WPP Finance (UK) fails to pay the holders of the securities, thereby requiring WPP plc, WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP plc, WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited in obtaining reimbursement for any such payments from WPP Finance (UK).

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information (continued)

Condensed consolidating income statement information

For the six months ended 30 June 2010, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Revenue	—	—	—	4,440.9	—	4,440.9
Direct costs	—	—	—	(361.0)	—	(361.0)
Gross profit	—	—	—	4,079.9	—	4,079.9
Operating costs	3.3	16.5	—	(3,759.5)	—	(3,739.7)
Operating profit	3.3	16.5	—	320.4	—	340.2
Share of results of subsidiaries	166.1	200.5	—	—	(366.6)	—
Share of results of associates	—	—	—	22.3	—	22.3
Profit before interest and taxation	169.4	217.0	—	342.7	(366.6)	362.5
Finance income	—	62.4	14.1	(37.2)	—	39.3
Finance costs	(18.6)	(112.0)	(29.4)	21.6	—	(138.4)
Revaluation of financial instruments	—	(1.5)	—	(18.0)	—	(19.5)
Profit/(loss) before taxation	150.8	165.9	(15.3)	309.1	(366.6)	243.9
Taxation	—	0.2	—	(61.5)	—	(61.3)
Profit/(loss) for the period	150.8	166.1	(15.3)	247.6	(366.6)	182.6
Attributable to:
Equity holders of the parent	150.8	166.1	(15.3)	215.8	(366.6)	150.8
Non-controlling interests	—	—	—	31.8	—	31.8
Profit/(loss) for the period	150.8	166.1	(15.3)	247.6	(366.6)	182.6

For the six months ended 30 June 2009, £m
	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Revenue	—	—	—	4,288.7	—	4,288.7
Direct costs	—	—	—	(333.6)	—	(333.6)
Gross profit	—	—	—	3,955.1	—	3,955.1
Operating costs	(1.5)	201.7	—	(3,956.6)	—	(3,756.4)
Operating profit/(loss)	(1.5)	201.7	—	(1.5)	—	198.7
Share of results of subsidiaries	114.3	(28.9)	—	—	(85.4)	—
Share of results of associates	—	—	—	19.8	—	19.8
Profit before interest and taxation	112.8	172.8	—	18.3	(85.4)	218.5
Finance income	—	75.9	7.6	24.0	—	107.5
Finance costs	(4.4)	(162.0)	(15.2)	(15.9)	—	(197.5)
Revaluation of financial instruments	—	27.6	—	23.2	—	50.8
Profit/(loss) before taxation	108.4	114.3	(7.6)	49.6	(85.4)	179.3
Taxation	—	—	—	(41.0)	—	(41.0)
Profit/(loss) for the period	108.4	114.3	(7.6)	8.6	(85.4)	138.3
Attributable to:
Equity holders of the parent	108.4	114.3	(7.6)	(21.3)	(85.4)	108.4
Non-controlling interests	—	—	—	29.9	—	29.9
Profit/(loss) for the period	108.4	114.3	(7.6)	8.6	(85.4)	138.3

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2009, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Revenue	—	—	—	8,684.3	—	8,684.3
Direct costs	—	—	—	(703.6)	—	(703.6)
Gross profit	—	—	—	7,980.7	—	7,980.7
Operating costs	(5.0)	(100.4)	—	(7,113.6)	—	(7,219.0)
Operating profit/(loss)	(5.0)	(100.4)	—	867.1	—	761.7
Share of results of subsidiaries	465.5	733.6	—	—	(1,199.1)	—
Share of results of associates	—	—	—	57.0	—	57.0
Profit before interest and taxation	460.5	633.2	—	924.1	(1,199.1)	818.7
Finance income	—	165.8	14.6	(30.0)	—	150.4
Finance costs	(22.8)	(340.3)	(42.5)	50.2	—	(355.4)
Revaluation of financial instruments	—	6.0	—	42.9	—	48.9
Profit/(loss) before taxation	437.7	464.7	(27.9)	987.2	(1,199.1)	662.6
Taxation	—	0.8	—	(156.5)	—	(155.7)
Profit/(loss) for the year	437.7	465.5	(27.9)	830.7	(1,199.1)	506.9
Attributable to:
Equity holders of the parent	437.7	465.5	(27.9)	761.5	(1,199.1)	437.7
Non-controlling interests	—	—	—	69.2	—	69.2
Profit/(loss) for the year	437.7	465.5	(27.9)	830.7	(1,199.1)	506.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information

For the six months ended 30 June 2010, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash outflow from operating activities	(7.2)	(121.3)	(9.7)	(21.5)	—	(159.7)
Investing activities
Acquisitions and disposals	—	11.9	—	(89.4)	—	(77.5)
Purchases of property, plant and equipment	—	(1.8)	—	(78.1)	—	(79.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(9.9)	—	(9.9)
Proceeds on disposal of property, plant and equipment	—	—	—	1.5	—	1.5
Net cash (outflow)/inflow from investing activities	—	10.1	—	(175.9)	—	(165.8)
Financing activities
Share option proceeds	9.3	—	—	—	—	9.3
Cash consideration for non-controlling interests	—	—	—	(12.4)	—	(12.4)
Share repurchases and buybacks	—	—	—	(28.6)	—	(28.6)
Net increase in borrowings	—	1.2	0.2	430.6	—	432.0
Financing and share issue costs	—	—	—	(1.1)	—	(1.1)
Capital contribution (paid)/received	—	—	—	—	—	—
Equity dividends paid	(9.3)	(117.3)	—	—	—	(126.6)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(33.3)	—	(33.3)
Net cash inflow/(outflow) from financing activities	—	(116.1)	0.2	355.2	—	239.3
Net (decrease)/increase in cash and cash equivalents	(7.2)	(227.3)	(9.5)	157.8	—	(86.2)
Translation difference	—	(65.6)	57.4	100.4	—	92.2
Cash and cash equivalents at beginning of year	(56.1)	(2,245.0)	726.7	2,520.4	—	946.0
Cash and cash equivalents at end of period	(63.3)	(2,537.9)	774.6	2,778.6	—	952.0

For the six months ended 30 June 2009, £m
	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash (outflow)/inflow from operating activities	(441.0)	114.7	(8.2)	143.1	—	(191.4)
Investing activities
Acquisitions and disposals	—	(13.9)	—	(63.4)	—	(77.3)
Purchases of property, plant and equipment	—	(0.4)	—	(112.6)	—	(113.0)
Purchases of other intangible assets (including capitalised computer software)	—		—	(16.1)	—	(16.1)
Proceeds on disposal of property, plant and equipment	—	—	—	2.1	—	2.1
Net cash outflow from investing activities	—	(14.3)	—	(190.0)	—	(204.3)
Financing activities
Share option proceeds	0.1	—	—	—	—	0.1
Cash consideration for non-controlling interests	—	—	—	(15.7)	—	(15.7)
Share repurchases and buybacks	(9.5)	—	—	—	—	(9.5)
Net increase/(decrease) in borrowings	450.0	(820.0)	364.4	113.3	—	107.7
Financing and share issue costs	(9.6)	—	—	(18.2)	—	(27.8)
Capital contribution (paid)/received	—	—	—	—	—	—
Equity dividends paid	—	—	—	—	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(31.3)	—	(31.3)
Net cash inflow/(outflow) from financing activities	431.0	(820.0)	364.4	48.1	—	23.5
Net (decrease)/increase in cash and cash equivalents	(10.0)	(719.6)	356.2	1.2	—	(372.2)
Translation differences	—	(198.4)	(48.8)	19.2	—	(228.0)
Cash and cash equivalents at beginning of year	(0.2)	(593.2)	425.9	1,485.6	—	1,318.1
Cash and cash equivalents at end of period	(10.2)	(1,511.2)	733.3	1,506.0	—	717.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2009, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(468.3)	(223.6)	(28.5)	1,539.3	(0.1)	818.8
Investing activities
Acquisitions and disposals	—	—	—	(118.4)	—	(118.4)
Purchases of property, plant and equipment	—	(2.1)	—	(220.8)	—	(222.9)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(30.4)	—	(30.4)
Proceeds on disposal of property, plant and equipment	—	—	—	9.2	—	9.2
Net cash outflow from investing activities	—	(2.1)	—	(360.4)	—	(362.5)
Financing activities
Share option proceeds	4.1	—	—	—	—	4.1
Cash consideration for non-controlling interests	—	—	—	(26.4)	—	(26.4)
Share repurchases and buybacks	(9.5)	—	—	—	—	(9.5)
Net (decrease)/increase in borrowings	450.0	(1,050.7)	370.7	(196.3)	—	(426.3)
Financing and share issue costs	(10.0)	—	—	(8.8)	—	(18.8)
Capital contribution (paid)/received	—	(111.7)	—	111.7	—	—
Equity dividends paid	(22.3)	(55.9)	—	(111.7)	0.1	(189.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(63.0)	—	(63.0)
Net cash (outflow)/inflow from financing activities	412.3	(1,218.3)	370.7	(294.5)	0.1	(729.7)
Net (decrease)/increase in cash and cash equivalents	(56.0)	(1,444.0)	342.2	884.4	—	(273.4)
Translation differences	0.1	(207.8)	(41.4)	150.4	—	(98.7)
Cash and cash equivalents at beginning of year	(0.2)	(593.2)	425.9	1,485.6	—	1,318.1
Cash and cash equivalents at end of year	(56.1)	(2,245.0)	726.7	2,520.4	—	946.0

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information (continued)

Condensed consolidating balance sheet statement information

At 30 June 2010, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	8,940.7	—	8,940.7
Other	—	—	—	1,950.5	—	1,950.5
Property, plant and equipment	—	3.5	—	687.6	—	691.1
Investment in subsidiaries	6,048.7	11,951.8	—	—	(18,000.5)	—
Interests in associates	—	—	—	763.9	—	763.9
Other investments	—	—	—	262.6	—	262.6
Deferred tax assets	—	—	—	67.5	—	67.5
Trade and other receivables	—	141.6	—	154.2	—	295.8
	6,048.7	12,096.9	—	12,827.0	(18,000.5)	12,972.1
Current assets
Inventory and work in progress	—	—	—	435.4	—	435.4
Corporate income tax recoverable	—	—	—	74.1	—	74.1
Trade and other receivables	—	51.1	5.3	8,153.9	—	8,210.3
Cash and short-term deposits	0.9	1,129.8	775.7	2,864.9	(3,667.7)	1,103.6
	0.9	1,180.9	781.0	11,528.3	(3,667.7)	9,823.4
Current Liabilities
Trade and other payables	(4.6)	(42.3)	(10.5)	(10,121.5)	—	(10,178.9)
Corporate income tax payable	—	—	—	(66.4)	—	(66.4)
Bank overdrafts and loans	(64.2)	(3,667.7)	(1.1)	(86.3)	3,667.7	(151.6)
	(68.8)	(3,710.0)	(11.6)	(10,274.2)	3,667.7	(10,396.9)
Net current (liabilities)/assets	(67.9)	(2,529.1)	769.4	1,254.1	—	(573.5)
Total assets less current liabilities	5,980.8	9,567.8	769.4	14,081.1	(18,000.5)	12,398.6
Non-current liabilities
Bonds and bank loans	(407.7)	(1,558.7)	(828.3)	(1,186.1)	—	(3,980.8)
Trade and other payables	—	(115.1)	—	(372.7)	—	(487.8)
Corporate income tax payable	—	—	—	(497.9)	—	(497.9)
Deferred tax liabilities	—	—	—	(791.1)	—	(791.1)
Provisions for post-employment benefits	—	—	—	(258.1)	—	(258.1)
Provisions for liabilities and charges	—	—	—	(171.2)	—	(171.2)
	(407.7)	(1,673.8)	(828.3)	(3,277.1)	—	(6,186.9)
Net intercompany receivable/(payable)	449.1	(1,845.3)	—	1,396.2	—	—
Net assets/(liabilities)	6,022.2	6,048.7	(58.9)	12,200.2	(18,000.5)	6,211.7
Attributable to:
Non-controlling interests	—	—	—	189.5	—	189.5
Equity share owners’ funds	6,022.2	6,048.7	(58.9)	12,010.7	(18,000.5)	6,022.2
Total equity	6,022.2	6,048.7	(58.9)	12,200.2	(18,000.5)	6,211.7

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information (continued)

Condensed consolidating balance sheet statement information (continued)

At 30 June 2009, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	8,371.6	—	8,371.6
Other	—	—	—	2,007.9	—	2,007.9
Property, plant and equipment	—	0.9	—	642.7	—	643.6
Investment in subsidiaries	5,018.2	10,137.6	—	—	(15,155.8)	—
Interests in associates	—	—	—	656.2	—	656.2
Other investments	—	—	—	273.4	—	273.4
Deferred tax assets	—	—	—	65.6	—	65.6
Trade and other receivables	—	92.9	—	154.5	—	247.4
	5,018.2	10,231.4	—	12,171.9	(15,155.8)	12,265.7
Current assets
Inventory and work in progress	—	—	—	346.5	—	346.5
Corporate income tax recoverable	—	—	—	63.1	—	63.1
Trade and other receivables	0.2	39.2	3.3	6,619.9	—	6,662.6
Cash and short-term deposits	0.3	1,378.0	733.4	1,875.7	(2,889.2)	1,098.2
	0.5	1,417.2	736.7	8,905.2	(2,889.2)	8,170.4
Current Liabilities
Trade and other payables	(13.6)	(54.0)	(2.7)	(8,428.9)	—	(8,499.2)
Corporate income tax payable	—	—	—	(54.4)	—	(54.4)
Bank overdrafts and loans	(10.5)	(2,889.2)	(0.1)	(371.1)	2,889.2	(381.7)
	(24.1)	(2,943.2)	(2.8)	(8,854.4)	2,889.2	(8,935.3)
Net current (liabilities)/assets	(23.6)	(1,526.0)	733.9	50.8	—	(764.9)
Total assets less current liabilities	4,994.6	8,705.4	733.9	12,222.7	(15,155.8)	11,500.8
Non-current liabilities
Bonds and bank loans	(397.0)	(1,920.4)	(752.1)	(1,093.7)	—	(4,163.2)
Trade and other payables	—	(83.1)	—	(370.3)	—	(453.4)
Corporate income tax payable	—	—	—	(471.0)	—	(471.0)
Deferred tax liabilities	—	—	—	(817.0)	—	(817.0)
Provisions for post-employment benefits	—	—	—	(245.0)	—	(245.0)
Provisions for liabilities and charges	—	—	—	(133.6)	—	(133.6)
	(397.0)	(2,003.5)	(752.1)	(3,130.6)	—	(6,283.2)
Net intercompany receivable/(payable)	449.5	(1,683.7)	(0.7)	1,234.9	—	—
Net assets/(liabilities)	5,047.1	5,018.2	(18.9)	10,327.0	(15,155.8)	5,217.6
Attributable to:
Non-controlling interests	—	—	—	170.5	—	170.5
Equity share owners’ funds	5,047.1	5,018.2	(18.9)	10,156.5	(15,155.8)	5,047.1
Total equity	5,047.1	5,018.2	(18.9)	10,327.0	(15,155.8)	5,217.6

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Condensed consolidating financial information (continued)

Condensed consolidating balance sheet statement information (continued)

At 31 December 2009, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	8,697.5	—	8,697.5
Other	—	—	—	2,000.7	—	2,000.7
Property, plant and equipment	—	2.5	—	678.0	—	680.5
Investment in subsidiaries	5,905.2	11,659.7	—	—	(17,564.9)	—
Interests in associates	—	—	—	729.3	—	729.3
Other investments	—	—	—	294.6	—	294.6
Deferred tax assets	—	—	—	67.5	—	67.5
Trade and other receivables	—	115.3	—	170.8	—	286.1
	5,905.2	11,777.5	—	12,638.4	(17,564.9)	12,756.2
Current assets
Inventory and work in progress	—	—	—	306.7	—	306.7
Corporate income tax recoverable	—	—	—	73.0	—	73.0
Trade and other receivables	0.9	48.1	9.6	7,490.3	—	7,548.9
Cash and short-term deposits	1.7	1,296.8	727.8	3,182.2	(3,541.8)	1,666.7
	2.6	1,344.9	737.4	11,052.2	(3,541.8)	9,595.3
Current Liabilities
Trade and other payables	(4.5)	(85.8)	(9.7)	(9,674.0)	—	(9,774.0)
Corporate income tax payable	—	—	—	(71.6)	—	(71.6)
Bank overdrafts and loans	(57.8)	(3,541.8)	(1.1)	(661.8)	3,541.8	(720.7)
	(62.3)	(3,627.6)	(10.8)	(10,407.4)	3,541.8	(10,566.3)
Net current (liabilities)/assets	(59.7)	(2,282.7)	726.6	644.8	—	(971.0)
Total assets less current liabilities	5,845.5	9,494.8	726.6	13,283.2	(17,564.9)	11,785.2
Non-current liabilities
Bonds and bank loans	(402.3)	(1,624.2)	(766.6)	(793.3)	—	(3,586.4)
Trade and other payables	—	(109.5)	—	(313.8)	—	(423.3)
Corporate income tax payable	—	—	—	(485.5)	—	(485.5)
Deferred tax liabilities	—	—	—	(809.6)	—	(809.6)
Provisions for post-employment benefits	—	—	—	(251.8)	—	(251.8)
Provisions for liabilities and charges	—	—	—	(152.9)	—	(152.9)
	(402.3)	(1,733.7)	(766.6)	(2,806.9)	—	(5,709.5)
Net intercompany receivable/(payable)	450.8	(1,855.9)	—	1,405.1	—	—
Net assets/(liabilities)	5,894.0	5,905.2	(40.0)	11,881.4	(17,564.9)	6,075.7
Attributable to:
Non-controlling interests	—	—	—	181.7	—	181.7
Equity share owners’ funds	5,894.0	5,905.2	(40.0)	11,699.7	(17,564.9)	5,894.0
Total equity	5,894.0	5,905.2	(40.0)	11,881.4	(17,564.9)	6,075.7

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Exhibit 3

WPP DAS Ltd

Cash flow statement

For the six months ended 30 June 2010 and 2009 and the year ended 31 December 2009

	Notes	30 June 2010 £m	30 June 2009 £m	Year ended 31 December 2009 £m
Net cash flow from operating activities		—	—	—
Investing activities		—	—	—
Financing activities
Issue of ordinary shares	3	—	—	111.7
Dividends Paid	4	—	—	(111.7)
Net cash from financing activities		—	—	—
Net change in cash and cash equivalents		—	—	—
Cash and cash equivalents at beginning of year		—	—	—
Cash and cash equivalents at end of year		—	—	—

Note

The accompanying notes form an integral part of this cash flow statement.

Balance sheet

As at 30 June 2010 and 2009 and 31 December 2009

	Notes	30 June 2010 £m	30 June 2009 £m	31 December 2009 £m
Assets
Receivable from WPP 2008 Limited	3	—	111.7	—
		—	111.7	—
Liabilities		—	—	—
Net Assets		—	111.7	—
Equity
Share capital	3	—	—	—
Distributable reserve	3	—	111.7	—
Total equity		—	111.7	—

Note

The accompanying notes form an integral part of this balance sheet.

Statement of changes in equity

For the six months ended 30 June 2010, 31 December 2009 and 30 June 2009

	Notes	Share capital £m	Distributable reserve £m	Total £m
At 1 January 2009		—	—	—
Issue of ordinary shares	3	111.7	—	111.7
Capital reduction	3	(111.7)	111.7	—
At 30 June 2009		—	111.7	111.7
Issue of ordinary shares	3	55.9	—	55.9
Capital reduction	3	(55.9)	55.9	—
Dividends	4	—	(167.6)	(167.6)
At 31 December 2009		—	—	—
Issue of ordinary shares	3	117.3	—	117.3
Capital reduction	3	(117.3)	117.3	—
Dividends	4	—	(117.3)	(117.3)
At 30 June 2010		—	—	—

Note

The accompanying notes form an integral part of this statement of changes in equity.

1

Notes to the unaudited interim financial statements of WPP DAS Ltd

1.	The dividend access trust

WPP DAS Limited (the “Trust”) was established on 9 July 2008 by WPP plc (“WPP”). The Trust is governed by the applicable laws of England and Wales and is a resident for tax purposes in the United Kingdom, WPP is a resident for tax purposes in the Republic of Ireland. The Trust is a wholly owned subsidiary of WPP 2008 Limited which is an indirect wholly owned subsidiary of WPP plc.

WPP DAS Limited was formed as part of WPP’s Dividend Access Plan, which was primarily designed to ensure that WPP share owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan, no Irish tax is required to be withheld from the payment of dividends to share owners. To facilitate WPP’s Dividend Access Plan, the Trust issued one dividend access share to the trustee. WPP share owners will not have any interest in the dividend access share and will not have any rights against the Trust as the issuer of the dividend access share. The only assets held in trust for the benefit of share owners will be dividends paid to the trustee in respect of the dividend access share.

To ensure compliance with UK trust law rules, the period during which the dividend access trust may continue is restricted. However, the dividend access trust under current law is able to continue for 80 years.

2.	Accounting policies

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Trust for the period ended 30 June 2010.

Income statement and statement of comprehensive income

An income statement and a statement of comprehensive income are not presented with these financial statements because the Trust did not receive income, incur expense or recognize any gain or loss during the period under review.

The directors received no remuneration during the period for services to the Trust. The Trust had no other employees during the period.

Functional currency

The functional currency of the Trust is pounds sterling.

Taxation

The Trust is not required to withhold at source any amount in respect of UK tax from dividend payments it makes under the Dividend Access Plan regardless of who the recipient of the payments is.

3.	Share capital and distributable reserve

In July 2008 the Trust issued one ordinary share with a nominal value of £1 to WPP 2008 Limited and in April 2009 the Trust issued one non-voting dividend access share with a nominal value of £1.

On 30 June 2009 the Trust issued 111,691,009 ordinary shares of £1 each to WPP 2008 Limited and on the same date a capital reduction was performed. On 30 October 2009 the Trust issued a further 55,865,345 ordinary shares of £1 each and on the same date a capital reduction was performed. On 25 March 2010 the Trust issued 117,301,956 ordinary shares of £1 each to WPP 2008 Limited and on the same date a capital reduction was performed. As a result of these transactions the Trust remained with called-up share capital of one ordinary share of £1 and one dividend access share of £1.

2

Notes to the unaudited interim financial statements of WPP DAS Ltd (continued)

4.	Dividends

	Six months ended 30 June 2010 £m	Six months ended 30 June 2009 £m	Year ended 31 December 2009 £m
2008 second interim dividend of 10.28p per ordinary share	—	—	111.7
2009 first interim dividend of 5.19p per ordinary share [1]	—	—	55.9
2009 second interim dividend of 10.28p per ordinary share [1]	117.3	—	—
	117.3	—	167.6
[1]	This dividend was settled in cash by WPP 2008 Limited on behalf of the Trust.

3